Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
August 2, 2006

Extendicare Announces 2006 Second Quarter Results
and Reorganization Update

•	Q2 health care earnings of $0.28 per share
•	Reorganization Status and Information Update
•	Assisted Living Concepts six month pro forma performance

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE and EXE.A; NYSE: EXE.A) today reported a 2006 second quarter loss from continuing operations of $1.1 million ($0.01 loss per diluted Subordinate Voting Share), as a result of the reorganization described below. This compared to earnings of $30.0 million ($0.43 per diluted Subordinate Voting Share) in the 2005 second quarter. Restructuring costs and related taxes associated with the Reorganization totalled $21.7 million ($0.32 loss per diluted share) in the 2006 second quarter. Earnings from health care operations, excluding the reorganization costs and other items outlined in the table on the third page, were $19.2 million ($0.28 per diluted share) compared to $28.5 million ($0.41 per diluted share) in the 2005 second quarter. This decline resulted from a number of items, including lower prior period Medicaid settlement adjustments, below inflation Medicaid funding increases, and lower Medicare census. Lower prior period Medicaid settlement adjustments received in the 2006 second quarter compared to the 2005 second quarter negatively impacted diluted earnings per share by $0.06.

Reorganization Update
Subject to regulatory approval, Extendicare expects to send its management proxy circular relating to the Reorganization to its shareholders by the end of August. The Reorganization consists of the spin-off of Assisted Living Concepts, Inc. (ALC) to the subordinate and multiple voting Extendicare shareholders and the conversion of Extendicare’s remaining business into a Canadian real estate investment trust (Extendicare REIT). All regulatory compliance requirements and approvals, refinancings and business and corporate reorganization matters are proceeding on a timely basis. The ALC Form 10 which was filed with the U.S. Securities and Exchange Commission on June 7, 2006, is proceeding through the usual review process with no significant issues. Substantially all of the applications or filings have been made for all U.S. and Canadian regulatory compliance requirements.

“I am pleased with the progress made to date on the Reorganization and the positive feedback we have received from numerous constituents of various stakeholders,” commented Mel Rhinelander, President and CEO of Extendicare Inc. “We believe our original objective to improve shareholder value will be successfully achieved upon completion of the Reorganization. We are continuing to drive the process forward and expect to complete the spin-off of ALC and conversion of the remaining business to Extendicare REIT by the middle of October.”

Under the Reorganization, Extendicare Health Services, Inc. (EHSI) will refinance its senior notes, term loan and revolving credit facility. Management is currently negotiating collateral mortgage backed securities (CMBS) financing of up to US$600 million, as well as a US$100 million revolving line of credit. It is anticipated that not less than US$425 million will be drawn down under the CMBS. The CMBS interest rate will be a maximum of 7.26% depending upon the amount of the financing. Extendicare is also negotiating up to a $40 million revolving line of credit in Canada to finance the redemption of its preferred shares (which will be redeemed on or before closing), and to provide additional financial flexibility. In connection with the ALC spin-off, Extendicare REIT will incur a taxable gain on the difference between its cost base of ALC and the initial trading value of its shares. Prior to the tax cost on the spin-off of ALC, the REIT’s debt is anticipated to be approximately $790 million.

As previously indicated, the Reorganization has been approved and recommended by an independent committee of the Extendicare Board of Directors. The Independent Committee was advised by independent legal counsel and Genuity Capital Markets (Genuity) as financial advisor. The Independent Committee received an oral opinion from Genuity that based on the information available to it and its work to date, the consideration to be received under the Reorganization is fair from a financial point of view to the Subordinate Voting shareholders. The recommendation by the Independent Committee was the result of an extensive strategic review process that included consideration of a range of alternatives that included conversion to a Canadian REIT and the sale of the remaining business of Extendicare after the spin-off of ALC. An extensive sale process was conducted over several months and involved 28 interested parties, of which 15 entered into confidentiality agreements. Senior management meetings were held with, and a virtual data room was made available to, certain parties. The Company ultimately considered two cash offers for the shares of the Company after the spin-off of ALC. The Independent Committee compared the consideration to be received for the shares under the highest of the cash offers against a range of potential trading prices for the REIT based on various assumptions. During its deliberations, the Independent Committee also took into account the fact that a conversion to a REIT in comparison with a sale could be completed more expeditiously, had fewer regulatory compliance requirements, more flexibility and tax deferral options to shareholders and provided higher certainty of completion. Ultimately, the Independent Committee considered the proposed Reorganization, and the alternatives, from a business, financial and legal perspective and unanimously recommended to the Board of Directors that the Reorganization is fair and in the best interests of the Company.

The preparation of the REIT documentation is in the final stages with the financial and tax structuring analysis almost completed. Senior management continues to analyze financial information relating to the Extendicare REIT distribution for consideration by the Extendicare REIT's Board of Trustees. Senior management has advised the Extendicare Directors that based upon current business and market conditions it would recommend that the trustees consider initial distributions of $1.15 to $1.20 per unit per annum, assuming that ongoing annual maintenance capital expenditures of approximately $32 million ($0.46 per unit) will be made.

Unitholder distributions will be in Canadian dollars; therefore prior to closing, the REIT will enter into foreign exchange contracts to mitigate foreign exchange fluctuations affecting forecasted cash to be distributed for a period of at least three years.

ALC Six Months Performance
For the first half of 2006 on a pro forma basis, ALC had revenue of approximately US$111.0 million, operating and administrative costs of US$77.7 million, lease costs of US$7.0 million, and net income of approximately US$9.5 million; which reflected ALC’s operations after its spin-off. Its average occupancy rate over the same period was 84.5%. Upon completion of the transaction ALC will have debt of approximately US$91.9 million, and is in the process of negotiating a US$100 million revolving line of credit.

Quarters ended June 30, 2006 and 2005
The following table outlines the components of the Company’s earnings (loss) from continuing operations for the quarters ended June 30, 2006 and 2005.

	Three months ended June 30
Components of Earnings (Loss) from Continuing Operations(1)	2006		2005
(thousands of Canadian dollars except per share amounts)	After -tax	Diluted EPS(2)	After -tax	Diluted EPS(2)
Continuing health care operations before undernoted (1)	19,181	$0.28	28,521	$0.41
Valuation adjustment on interest rate caps	215	-	(708)	(0.01)
Gain (loss) from restructuring charges, asset disposals and other items	(4,967)	(0.08)	475	0.01
Taxes associated with reorganization	(17,126)	(0.25)	-	-
	(2,697)	$(0.05)	28,288	$0.41
Share of equity accounted earnings	1,603	0.03	1,683	0.02
Earnings (loss) from continuing operations	(1,094)	$(0.02)	29,971	$0.43
(1) Refer to discussion of non-GAAP measures. (2) Diluted earnings per share prior to the Subordinate Voting Share preferential dividend.

Diluted Earnings (Loss) per Share from Continuing Operations (3)		Q2 2006		Q2 2005
Subordinate Voting Share		$(0.01)		$0.43
Multiple Voting Share		$(0.04)		$0.41
(3) After giving effect to the Subordinate Voting Share preferential dividend of $0.025 in each of the second quarters of 2006 and 2005.

EHSI’s average daily census (ADC) of Medicare patients on a same-facility basis declined 7.4% to 2,250 in the 2006 second quarter from 2,430 in the 2005 second quarter. Medicare ADC also declined by 3.7% compared to the 2006 first quarter, which is the normal trend between these quarters. As a percent of same-facility nursing home census, Medicare ADC was 18.1% in the 2006 second quarter compared to 19.3% in the 2005 second quarter, and 18.6% in the 2006 first quarter. During the 2006 second quarter, nursing home occupancy on a same-facility basis declined to 91.4% from 92.6% in the 2005 second quarter, and from 92.5% in the 2006 first quarter.

EHSI’s average daily Medicare Part A rate increased 7.8% to US$369.06 in the 2006 second quarter from US$342.51 in the 2005 second quarter, and increased from US$367.12 in the 2006 first quarter. Approximately 36.9% of Medicare census patients were classified under the nine new Resource Utilization Group (RUGs) categories, which resulted in an increase in the number of therapy residents to 83.5% in the 2006 second quarter, up from 82.5% in the 2006 first quarter.

On July 27, 2006, the Centers for Medicare & Medicaid Services (CMS) announced their final regulations and rates for Medicare for fiscal 2007, indicating the implementation of a 3.1% market basket increase, effective October 1, 2006. EHSI estimates the Medicare rate increase will result in a net improvement in its average Medicare Part A rate per diem of about US$11.44, based on the average rate for the 2006 second quarter.

EHSI’s average Medicaid rate increase in the 2006 second quarter compared to the 2005 second quarter (adjusted for prior period Medicaid settlements, net of the higher provider tax costs) was only 0.8%, while average nursing home wage rate increases were 3.5%. EHSI typically receives new annual Medicaid rates effective July 1 in seven of the 11 states in which it operates nursing facilities. EHSI continues to await finalization of the new rates in the majority of its states; however, it has received rate increases of 9.4% in Washington and 0.3% in Ohio.

Extendicare’s loss from continuing operations for the 2006 second quarter was $1.1 million ($0.01 loss per diluted Subordinate Voting Share) compared to earnings of $30.0 million ($0.43 per diluted Subordinate Voting Share) in the 2005 second quarter. The share of equity accounted earnings was $1.6 million in the 2006 second quarter compared to $1.7 million in the same period last year. The loss from continuing health care operations was $2.7 million compared to earnings of $28.3 million, representing a decline of $31.0 million, of which $17.1 million was from the Canadian operations and $13.9 million from the U.S. operations. The Canadian operations reported a loss because of a provision for future income taxes associated with the Reorganization. For the U.S. operations, in addition to charges for the Reorganization, the operations were negatively impacted by a number of items, including lower prior period Medicaid settlement adjustments, below inflation Medicaid funding increases, and lower Medicare census.

Earnings from continuing U.S. operations were $10.8 million in the 2006 second quarter compared to $24.7 million in the 2005 second quarter, representing a decline of $13.9 million, of which $1.2 million was due to the stronger Canadian dollar. The 2006 second quarter pre-tax earnings included a valuation adjustment on interest rate caps and net loss from restructuring charges, asset disposals and other items of $2.6 million compared to $0.4 million in the same prior year period. Prior period Medicaid settlement adjustments were lower by $6.3 million, with $0.5 million recorded in the 2006 second quarter compared to $6.8 million in the 2005 second quarter. The contribution from newly acquired or constructed facilities and nursing home funding increases was primarily offset by increased costs of care, and lower overall occupancy in the U.S. operations between quarters.

The Company’s Canadian operations recorded a loss from continuing operations of $13.5 million in the 2006 second quarter compared to earnings of $3.6 million in the 2005 second quarter. Pre-tax earnings for the 2006 second quarter included a net loss from restructuring charges, asset disposals and other items of $3.4 million, of which $2.8 million related to restructuring costs. The 2006 income tax provision included a charge of $15.6 million for future income taxes on the undistributed earnings of the U.S. operations. Also, due to lower enacted future income tax rates, the Canadian operations recorded a future income tax recovery of $0.8 million in the 2006 second quarter. Excluding these items, earnings from the Canadian operations remained fairly stable between periods.

Revenue from continuing operations decreased $20.0 million to $489.8 million in the 2006 second quarter compared to $509.8 million in the 2005 second quarter, primarily due to the stronger Canadian dollar. Newly acquired or constructed facilities generated revenue of $67.6 million in the 2006 second quarter and $59.0 million in the 2005 second quarter, for a net improvement of $8.6 million. However, revenue between periods was negatively impacted by lower prior period settlement adjustments of $15.7 million, with $0.5 million received in the 2006 second quarter compared to $16.2 million in the 2005 second quarter, and the stronger Canadian dollar on remaining revenue of $30.9 million. Excluding these items, revenue improved between periods by $18.0 million.

U.S. operations revenue on a same-facility basis, and excluding prior period settlement adjustments of $15.7 million, improved by $8.9 million (US$7.2 million, or 2.9%, in its functional currency) primarily due to increases in average rates, partially offset by lower nursing home occupancy.

Revenue from Canadian operations grew $9.1 million, or 7.2%, in the 2006 second quarter compared to the 2005 second quarter. Of this improvement, $6.0 million was derived from nursing home operations, and represented funding to enhance resident care. Revenue from home health care operations increased by $3.9 million, or 12.3%, due to a 7.7% increase in hours of service and 4.0% increase in average rates. Other revenue from Canadian operations declined by $0.8 million primarily due to one-time development fees earned in the 2005 second quarter.

EBITDA declined $16.3 million to $63.9 million in the 2006 second quarter from $80.2 million in the 2005 second quarter, and as a percent of revenue was 13.0% compared to 15.7%. Newly acquired or constructed facilities contributed $13.7 million to EBITDA in the 2006 second quarter and $13.9 million in the 2005 second quarter, while the stronger Canadian dollar negatively impacted the comparison of earnings by $4.0 million. Prior to these items, EBITDA was lower by $12.1 million.

U.S. EBITDA on a same-facility basis, and excluding net prior period settlement adjustments of $6.3 million, declined by $5.8 million (US$4.6 million). The improvement in revenue of US$7.2 million was offset by US$11.8 million of higher operating, administrative and lease costs. Labour-related costs grew by US$8.7 million representing a 6.0% increase over the 2005 second quarter.

EBITDA from Canadian operations was $12.3 million in the 2006 second quarter compared to $12.4 million in the 2005 second quarter. The $9.1 million improvement in revenue was offset by higher operating, administrative and lease costs of $9.2 million. Labour costs accounted for $7.7 million of this increase, represented by nursing home wage cost increases tied to funding enhancements, and increased home health care hours of service. For the Canadian operations, labour costs represented 82.5% and 82.4% of operating and administrative costs in the second quarters of 2006 and 2005, respectively. As a percent of revenue, labour costs were 74.5% and 73.8%, respectively.

The Company reported a tax provision of $27.0 million in the 2006 second quarter compared to $17.3 million in the 2005 second quarter. If the Reorganization is approved and completed, the earnings of EHSI will be distributed to the Company’s unitholders on an ongoing basis, and will attract withholding taxes. Therefore, in the 2006 second quarter, the Company recorded a future income tax provision of $15.6 million pertaining to withholding tax on the balance of EHSI’s undistributed earnings at June 30, 2006. In addition, a future income tax provision of $1.6 million was recognized related to a difference in EHSI’s carrying value of its investment in ALC and its tax basis. Also, in June 2006 the Canadian Federal Government enacted a reduction in the general corporate tax rates, which will reduce the Company’s current combined federal/provincial tax rate from 36.12% to: 34.5% in 2008; 34.0% in 2009; and 33.0% in 2010. Accordingly, the Company recorded a future income tax recovery of $0.8 million during the 2006 second quarter to reflect the impact of these rate changes on its future income tax assets and liabilities. In addition, the effective tax rate was distorted by the reported loss (gain) from restructuring charges, asset disposals and other items, which included non-deductible items. Excluding these items, the 2006 second quarter effective tax rate would have been 36.8%, compared to 37.9% in the 2005 second quarter.

Six Months ended June 30, 2006 and 2005
Extendicare’s earnings from continuing operations for the first half of 2006 were $14.7 million ($0.22 per diluted Subordinate Voting Share) compared to $48.9 million ($0.71 per diluted Subordinate Voting Share) in the same 2005 period. The share of equity accounted earnings was $2.5 million compared to $2.3 million. Earnings from continuing health care operations were $12.2 million compared to $46.6 million, representing a decline of $34.4 million, of which $19.7 million was from the Canadian operations and $14.7 million from the U.S. operations. Restructuring costs and related taxes associated with the Reorganization totalled $23.2 million ($0.34 loss per diluted share) in the first half of 2006.

Earnings from continuing U.S. operations declined by $14.7 million, of which $2.2 million was due to the stronger Canadian dollar. Prior period Medicaid settlement adjustments were lower by pre-tax $8.4 million, with $2.0 million (US$1.7 million) recorded in the first half of 2006 compared to $10.4 million (US$8.4 million) in the same 2005 period. Improvements from newly acquired or constructed facilities and nursing home funding increases were primarily offset by increased costs of care, and lower overall occupancy in the U.S. operations between periods. EHSI’s average Medicaid rate increase in the first half of 2006 compared to the same 2005 period (adjusted for prior period Medicaid settlements, net of the higher provider tax costs) was only 0.7%, while average nursing home wage rate increases were 3.9%.

Earnings from continuing Canadian operations declined by $19.7 million in the first half of 2006 compared to the same 2005 period, primarily due to the $15.6 million tax provision associated with the Reorganization. Pre-tax earnings for the first half of 2006 included a net loss from restructuring charges, asset disposals and other items of $5.6 million, of which $5.0 million related to restructuring costs. Share-based compensation costs rose to $2.2 million compared to $0.4 million, primarily due to the rise in the stock price. In addition, due to lower enacted future income tax rates, the Canadian operations recorded a future tax recovery of $0.8 million in the first half of 2006. Excluding these items, earnings from the Canadian operations remained fairly stable between periods.

Revenue from continuing operations declined $11.5 million, or 1.2%, to $977.4 million in the first half of 2006 compared to the same 2005 period, primarily due to the stronger Canadian dollar. Newly acquired or constructed facilities generated revenue of $131.2 million in the first half of 2006 and $94.8 million in the same 2005 period, for a net improvement of $36.3 million. However, revenue between periods was negatively impacted by lower prior period settlement adjustments of $32.6 million, with $2.0 million received in the first half of 2006 compared to $34.6 million in the same 2005 period, and the stronger Canadian dollar on remaining revenue of $49.3 million. Excluding these items, revenue improved between periods by $34.1 million.

U.S. operations revenue on a same-facility basis, and excluding prior period settlement adjustments of $32.6 million, improved by $19.1 million (US$15.5 million, or 3.2%, in its functional currency) primarily due to increases in average rates, partially offset by lower nursing home occupancy.

Revenue from Canadian operations grew $15.0 million, or 5.9%, in the first half of 2006 compared to the same 2005 period. Of this improvement, $9.3 million was derived from nursing home operations, and represented funding to enhance resident care. Revenue from home health care operations increased by $6.6 million, or 10.5%, due to a 7.6% increase in hours of service and 2.4% increase in average rates. Other revenue from Canadian operations declined by $0.9 million primarily due to one-time development fees earned in the first half of 2005.

EBITDA declined $19.3 million to $121.2 million in the first half of 2006 from $140.5 million in the same 2005 period, and as a percent of revenue was 12.4% compared to 14.2%. Newly acquired or constructed facilities contributed $26.6 million to EBITDA in the first half of 2006 compared to $20.4 million in the first half of 2005, while the stronger Canadian dollar negatively impacted the comparison of earnings on a same-facility basis by $6.4 million. Prior to these items, EBITDA was lower by $19.1 million. Results for 2006 were unfavourably impacted by: lower prior period settlement adjustments of $8.4 million; below inflation Medicaid rate increases; increased costs of care; higher share-based compensation costs of $2.8 million, and lower overall occupancy in the U.S. operations between quarters.

U.S. EBITDA on a same-facility basis, and excluding net prior period settlement adjustments of $8.4 million, declined by $8.7 million (US$7.0 million). The improvement in revenue of US$15.5 million was offset by US$22.5 million of higher operating, administrative and lease costs. Labour-related costs grew by US$15.4 million representing a 5.3% increase over the same 2005 period.

EBITDA from Canadian operations was $20.1 million in the first half of 2006 compared to $22.3 million in the same 2005 period. The $15.0 million increase in revenue was offset by higher operating, administrative and lease costs of $17.2 million. Labour costs accounted for $14.6 million of this increase, represented by nursing home wage cost increases tied to funding enhancements, increased home health care hours of service, and $1.8 million of higher share-based compensation costs. For the Canadian operations, labour costs represented 82.5% and 82.3% of operating and administrative costs in the first half of 2006 and 2005, respectively. As a percent of revenue, labour costs were 75.8% and 74.5%, respectively.

Discontinued Operations
In the 2006 second quarter, the Company decided to dispose of a 63-bed nursing facility in Wisconsin, due to poor financial performance. As a result, the Company has reclassified the financial results of this facility to discontinued operations and recorded a pre-tax impairment charge of $1.1 million in the second quarter. The Company’s loss from discontinued operations was $1.3 million in the 2006 second quarter compared to $5.0 million in the 2005 second quarter.

Other Items
On July 31, 2006, EHSI completed the acquisition of three nursing facilities (239 beds) in Richmond, Kentucky for a total of US$10.5 million in cash (approximately US$44,000 per bed).

About Us
Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 438 nursing and assisted living facilities in North America, with capacity for over 34,700 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 38,100 people in North America.

In a separate news release issued today, Extendicare Inc. announced the 2006 second quarter results of its wholly owned U.S. subsidiary, Extendicare Health Services, Inc.

On August 3, 2006, at 10:00 a.m. (ET), Extendicare Inc. will hold a conference call to discuss its results for the second quarter ended June 30, 2006. The call will be webcast live, and archived, in the investor information section of Extendicare’s website at www.extendicare.com. Alternatively, the call in number is 1-866-898-9626 or 416-340-2216. For those unable to listen to the call live, a taped rebroadcast will be available until midnight on August 18, 2006. To access the rebroadcast, dial 1-800-408-3053 or 416-695-5800, conference ID number 3192904. Also, a supplemental information package containing historical annual and quarterly financial results and operating statistics on the Company can be found on the website under Investor Information/Investor Documents/Supplemental Information.

Certain comparative figures have been restated for the adoption of the accounting policy for conditional asset retirement obligations, and certain items have been reclassified for discontinued operations identified in 2006.

Non-GAAP Measures
EBITDA is generally defined as earnings from continuing operations before interest, income taxes, depreciation, amortization, and accretion. In this calculation, the Company has excluded the line items “valuation adjustment on interest rate caps” and “loss (gain) from restructuring charges, asset disposal and other items”. These line items are reported separately because they relate to the change in fair value of interest rate caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for restructuring costs and ceased operations, and the write-off of unamortized financing costs on early retirement of debt. The Company believes that EBITDA provides meaningful supplemental information regarding its core results, because it excludes the effects of non-operating factors related to its capital assets, such as the historical cost of the assets. The Company reports specific line items separately, and excludes them from EBITDA, because such items are transitional in nature, and would otherwise distort historical trends. The Company believes that certain lenders, investors and analysts use EBITDA to measure a company’s ability to service debt and meet other payment obligations, or as a common valuation measurement in the long-term care industry. For example, certain of the Company’s debt covenants use EBITDA in their calculations. In addition, management uses EBITDA to assess the Company’s operating performance and in making financing decisions. EBITDA is presented by the Company on a consistent basis from period to period, thereby allowing for consistent comparability of its operating performance.

In addition, the Company determines and reports the above line items on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per share. The resulting term “continuing health care operations before undernoted” is a measure commonly used by the Company and its investors as a means of assessing the performance of the core operations in comparison to prior periods.

Neither EBITDA nor “continuing health care operations before undernoted” have a standardized meaning under Canadian GAAP, and they are not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA and “continuing health care operations before undernoted” are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the Company’s structure from a sale or reorganization of all or part of Extendicare from the recently announced initiative by the Board of Directors; changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

As a conversion by the Company to a real estate investment trust and the spin-off of ALC will be subject to and conditional upon, among other things, shareholder and court approvals, some or all of which conditions are beyond the control of the Company, there can be no assurance that such a conversion will occur or will occur within a particular time frame.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE INC.
Condensed Consolidated Earnings (Loss)

(thousands of Canadian dollars except per share amounts)	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Revenue		(restated )		(restated )
Nursing and assisted living centres
United States	341,088	370,379	685,451	713,137
Canada	99,221	93,250	194,373	185,054
Outpatient therapy - U.S.	3,344	3,610	6,500	6,955
Home health - Canada	35,557	31,664	69,002	62,423
Other	10,620	10,942	22,102	21,335
	489,830	509,845	977,428	988,904
Operating and administrative costs	418,475	421,570	841,190	833,724
Lease costs	7,487	8,087	15,067	14,682

EBITDA (1)	63,868	80,188	121,171	140,498
Depreciation and amortization	16,734	17,912	33,603	32,531
Accretion expense	337	343	678	683
Interest, net	16,471	15,997	32,372	29,911
Valuation adjustment on interest rate caps	(359)	1,165	(462)	2,745
Loss (gain) from restructuring charges, asset disposals and other items	6,425	(781)	8,346	(993)
Earnings from continuing health care operations before income taxes	24,260	45,552	46,634	75,621
Income taxes
Current	11,979	13,304	20,865	23,978
Future (reduction)	(2,148)	3,960	(3,575)	5,000
Future associated with reorganization	17,126	-	17,126	-
	26,957	17,264	34,416	28,978

Earnings (loss) from continuing health care operations	(2,697)	28,288	12,218	46,643
Share of equity accounted earnings	1,603	1,683	2,453	2,289
Earnings (loss) from continuing operations	(1,094)	29,971	14,671	48,932
Loss from discontinued operations, net of income taxes	(1,264)	(4,960)	(3,311)	(5,988)
Net earnings (loss)	(2,358)	25,011	11,360	42,944
Earnings (Loss) per Subordinate Voting Share ($)
Basic
Earnings (loss) from continuing operations	(0.01)	0.43	0.22	0.71
Net earnings (loss)	(0.03)	0.36	0.17	0.63
Diluted
Earnings (loss) from continuing operations	(0.01)	0.43	0.22	0.71
Net earnings (loss)	(0.03)	0.36	0.17	0.62
Earnings (Loss) per Multiple Voting Share ($)
Basic
Earnings (loss) from continuing operations	(0.04)	0.41	0.17	0.66
Net earnings (loss)	(0.06)	0.34	0.12	0.58
Diluted
Earnings (loss) from continuing operations	(0.04)	0.41	0.17	0.66
Net earnings (loss)	(0.06)	0.34	0.12	0.57
(1) Refer to discussion on non-GAAP measures.

EXTENDICARE INC.
Condensed Consolidated Cash Flows

(thousands of Canadian dollars)	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Cash provided by (used in) operations		(restated )		(restated )
Net earnings (loss)	(2,358)	25,011	11,360	42,944
Adjustments for:
Depreciation and amortization	16,774	18,498	33,744	33,697
Provision for self-insured liabilities	3,596	4,032	6,367	7,743
Payments for self-insured liabilities	(5,380)	(3,603)	(9,893)	(9,965)
Future income taxes	14,070	972	12,240	2,010
Valuation adjustment on interest rate caps	(359)	1,165	(462)	2,745
Loss (gain) from restructuring charges, asset disposals and other items	7,317	6,288	10,157	6,076
Undistributed share of earnings from equity investments	(1,603)	(1,683)	(2,453)	(2,289)
Other	392	(751)	392	423
	32,449	49,929	61,452	83,384
Net change in operating assets and liabilities
Accounts receivable	(15,939)	(150)	(22,178)	(35,652)
Inventories, supplies and prepaid expenses	1,577	(515)	(4,593)	(7,595)
Accounts payable and accrued liabilities	1,914	(5,890)	15,282	16,051
Income taxes	(3,799)	(7,059)	(2,289)	(4,865)

	16,202	36,315	47,674	51,323
Cash provided by (used in) investment activities
Property and equipment	(18,491)	(20,090)	(32,314)	(36,200)
Acquisitions, net of cash acquired	-	(10,462)	(28,073)	(181,315)
Net proceeds from dispositions	547	-	1,944	-
Other assets	5,668	2,891	8,507	4,335
	(12,276)	(27,661)	(49,936)	(213,180)
Cash provided by (used in) financing activities
Issue (repayment) on line of credit	(6,054)	4,837	19,349	77,001
Repayment of long-term debt	(2,469)	(2,813)	(4,954)	(27,852)
Decrease (increase) in investments held for self-insured liabilities	(1,100)	(591)	4,939	7,886
Purchase of shares for cancellation	(72)	(11,551)	(346)	(11,585)
Dividends paid	(3,302)	(3,325)	(6,589)	(3,494)
Other	572	400	368	5,180
	(12,425)	(13,043)	12,767	47,136
Foreign exchange gain (loss) on cash held in foreign currency	(395)	155	(194)	905
Increase (decrease) in cash and cash equivalents	(8,894)	(4,234)	10,311	(113,816)
Cash and cash equivalents at beginning of period	41,814	46,611	22,609	156,193

Cash and cash equivalents at end of period	32,920	42,377	32,920	42,377

EXTENDICARE INC.
Condensed Consolidated Balance Sheets

	June 30	December 31
(thousands of Canadian dollars)	2006	2005
Assets		(restated	)
Current assets
Cash and short-term investments	32,920	38,255
Marketable securities (market value $2,647 and $6,655, respectively)	2,647	6,460
Accounts receivable	181,128	170,649
Income taxes recoverable	13,463	11,711
Future income tax assets	25,279	24,437
Inventories, supplies and prepaid expenses	26,576	22,620
	282,013	274,132
Property and equipment	1,095,929	1,111,108
Goodwill and other intangible assets	96,441	99,451
Other assets	136,813	143,327
	1,611,196	1,628,018
Equity accounted investments	74,908	72,445
	1,686,104	1,700,463
Liabilities and Shareholders’ Equity
Current liabilities
Outstanding cheques in excess of bank balance	-	15,646
Accounts payable	35,242	38,394
Accrued liabilities	218,866	206,079
Accrual for self-insured liabilities	19,534	22,679
Current maturities of long-term debt	21,212	21,151
Future income taxes	15,570	-
	310,424	303,949
Accrual for self-insured liabilities	40,991	43,986
Long-term debt	767,693	775,243
Other long-term liabilities	71,373	66,612
Future income tax liabilities	21,528	24,136
	1,212,009	1,213,926
Share capital and contributed surplus	309,672	308,891
Retained earnings	206,565	202,017
Foreign currency translation adjustment account	(42,142)	(24,371)
	1,686,104	1,700,463

Closing US/Cdn. dollar exchange rate	1.1162	1.1630

EXTENDICARE INC.
Financial and Operating Statistics

(dollar amounts in Canadian dollars, unless otherwise noted)	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Revenue (millions)
United States (US dollars)	$314.9	$307.6	$624.1	$596.4
United States	$353.4	$382.5	$710.4	$736.8
Canada	136.5	127.4	267.1	252.1
	$489.8 (1)	$509.8(1)	$977.4 (1)	$988.9
EBITDA (millions)
United States (US dollars)	$45.9	$54.6	$88.8	$95.7
United States	$51.5	$67.8	$101.1	$118.2
Canada	12.3	12.4	20.1	22.3
	$63.9 (1)	$80.2	$121.2	$140.5
Health Care Earnings (Loss) from Continuing Operations (millions)
United States (US dollars)	$9.7	$19.9	$22.9	$33.0
United States	$10.8	$24.7	$26.0	$40.7
Canada	(13.5)	3.6	(13.8)	5.9
	$(2.7)	$28.3	$12.2	$46.6
Health Care Net Earnings (Loss) (millions)
United States (US dollars)	$8.6	$15.9	$20.0	$28.1
United States	$9.6	$19.7	$22.7	$34.8
Canada	(13.5)	3.6	(13.8)	5.9
	$(4.0) (1)	$23.3	$8.9	$40.7
Components of Diluted Earnings (Loss) per Share (prior to Subordinate Voting Share preferential dividend)
Health care operations before undernoted and after preferred share dividends	$0.28	$0.41	$0.51	$0.68
Valuation adjustment on interest rate caps	-	(0.01)	-	(0.02)
Gain (loss) from restructuring charges, asset disposals and other items	(0.08)	0.01	(0.09)	0.01
Taxes associated with reorganization	(0.25)	-	(0.25)	-
Share of equity accounted earnings	0.03	0.02	0.04	0.03
Earnings (loss) from continuing operations	(0.02)	0.43	0.21	0.70
Discontinued operations, net of income taxes	(0.02)	(0.07)	(0.05)	(0.09)
Net earnings (loss)	$(0.04)	$0.36	$0.16	$0.61
Diluted Earnings (Loss) per Share from Continuing Operations
Subordinate Voting Share	$(0.01)	$0.43	$0.22	$0.71
Multiple Voting Share	$(0.04)	$0.41	$0.17	$0.66
U.S. Nursing Centre Statistics
Percent of Revenue by Payor Source (same-facility basis)
Medicare	35.5%	34.1%	35.7%	33.7%
Private/other	16.3	14.4	16.1	14.5
Medicaid	48.2	51.5	48.2	51.8
Average Daily Census by Payor Source (same-facility basis)
Medicare	2,250	2,430	2,293	2,425
Private/other	1,933	1,924	1,918	1,956
Medicaid	8,212	8,242	8,252	8,280
	12,395	12,596	12,463	12,661
Average Revenue per Resident Day by Payor Source (excluding prior period settlement adjustments) (US dollars)
Medicare (Part A and B)	$403.76	$371.85	$400.93	$371.29
Private/other	218.00	198.91	217.65	197.67
Medicaid	152.20	148.21	151.24	148.14
Medicare Part A only	369.06	342.51	368.09	341.30
U.S. Average Occupancy (excluding managed facilities) (same-facility basis)
Nursing facilities	91.4%	92.6%	91.9%	93.0%
Assisted living facilities	81.2	83.8	81.8	84.4
Combined U.S. nursing and assisted living facilities	90.3	91.8	90.9	92.2
Canadian facilities average occupancy (same-facility basis)	98.0	97.7	97.9	97.5
Extendicare Inc. total average occupancy (same-facility basis)	92.9	93.7	93.2	94.0
Average US/Cdn. dollar exchange rate	1.1219	1.2440	1.1382	1.2354
(1) Does not add due to rounding.